SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Subject Company (Issuer))

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.
(Name of Filing Person (Offeror))

a subsidiary of
SUN PHARMACEUTICAL INDUSTRIES LTD.

ORDINARY SHARES, NOMINAL (PAR) VALUE
NIS 0.0001 PER SHARE
(Title of Class of Securities)

M8737E108
(CUSIP Number of Class of Securities)

Mr. Harin P. Mehta
Director
Alkaloida Chemical Company Exclusive Group Ltd.
Kabay János u. 29, H-4440 Tiszavasari, The Republic of Hungary
+36-42-521-005
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copy to:

Peter D. Lyons Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000	Aaron M. Lampert Naschitz, Brandes & Co. 5 Tuval Street Tel-Aviv 67897, Israel (972) 3-623-5000	Clifford M. J. Felig Meitar Liquornik Geva & Leshem Brandwein 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel (972) 3-610-3100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$194,499,355.30	$7,643.82

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $7.75, the per share tender offer price, by 25,096,691 shares.
**	Calculated as 0.00393% of the transaction value.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: None	Filing Party: Not applicable
	Form or Registration No.: Not applicable	Date Filed: Not applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 4d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 10. Financial Statements
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3.
EXHIBIT INDEX
EX-99.A.1.A: OFFER TO PURCHASE
EX-99.A.1.B: FORM OF LETTER OF TRANSMITTAL
EX-99.A.1.C: FORM OF NOTICE OF GUARANTEED DELIVERY
EX-99.A.1.D: FORM OF LETTER TO BROKERS, DEALERS
EX-99.A.1.E: FORM OF LETTER TO CLIENTS
EX-99.A.1.F: GUIDELINES FOR CERTIFICATION OF TAXPAYER ID
EX-99.A.1.G: DECLARATION FORM
EX-99.A.5.A: SUMMARY ADVERTISEMENT
EX-99.A.5.C: TEXT OF PRESS RELEASE ISSUED BY PURCHASER
EX-99.D.F: VOTING AGREEMENT
EX-99.D.G: VOTING AGREEMENT
EX-99.D.H: VOTING AGREEMENT
EX-99.D.I: VOTING AGREEMENT
EX-99.D.J: VOTING AGREEMENT
EX-99.D.K: VOTING AGREEMENT
EX-99.D.L: VOTING AGREEMENT
EX-99.D.M: VOTING AGREEMENT
EX-99.D.N: VOTING AGREEMENT
EX-99.D.S: IRREVOCABLE TRUST AGREEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”), is filed by Alkaloida Chemical Company Exclusive Group Ltd. (“Purchaser”), a Hungarian company and a subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), an Indian company. This Schedule TO relates to the offer by Purchaser to purchase all outstanding Ordinary Shares, nominal (par) value NIS 0.0001 per share (the “Ordinary Shares”), of Taro Pharmaceutical Industries Ltd. (the “Company”), an Israeli corporation, at a purchase price of $7.75 per Ordinary Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 30, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of this Schedule TO.

Item 10.  Financial Statements

Not applicable.

Item 12.  Exhibits

(a)(1)(A)	Offer to Purchase dated June 30, 2008.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).
(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on June 30, 2008.
(a)(5)(B)	Text of Press Release issued by Sun on June 25, 2008, incorporated by reference to the Statement on Schedule 13D (including exhibits), originally filed on July 3, 2007 by Sun, Sun Pharma Global Inc. and Purchaser, with respect to the Ordinary Shares, par value NIS 0.0001 per share of the Company, with the U.S. Securities and Exchange Commission (the “Original Schedule 13D”); the Amendment No. 1 to the Original Schedule 13D, filed on July 25, 2007 (the “Amendment No. 1”); the Amendment No. 2 to the Original Schedule 13D, filed on August 2, 2007 (the “Amendment No. 2”); the Amendment No. 3 to the Original Schedule 13D, filed on February 19, 2008 (the “Amendment No. 3”); the Amendment No. 4 to the Original Schedule 13D, filed on May 29, 2008 (the “Amendment No. 4”); the Amendment No. 5 to the Original Schedule 13D, filed on June 5, 2008 (the “Amendment No. 5”); the Amendment No. 6 to the Original Schedule 13D, filed on June 24, 2008; the Amendment No. 7 to the Original Schedule 13D, filed on June 25, 2008 (the “Amendment No. 7”, together with the Original Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, the Amendment No. 5 and the Amendment No. 6, the “Schedule 13D”) and by reference to Statement on Schedule TO filed by Purchaser on June 25, 2008.
(a)(5)(C)	Text of Press Release issued by Purchaser on June 30, 2008.
(b)	Not applicable.
(d)(A)	Agreement of Merger, dated as of May 18, 2007, among Purchaser, Aditya Acquisition Company Ltd. and the Company, incorporated by reference to the Schedule 13D.
(d)(B)	Amendment No. 1 to Agreement of Merger, dated as of July 23, 2007, among Purchaser, Aditya Acquisition Company Ltd. and the Company, incorporated by reference to the Schedule 13D.
(d)(C)	Option Letter Agreement, dated as of May 18, 2007, among Taro Development Corporation, Barrie Levitt, Tal Levitt, Daniel Moros, Jacob Levitt and Purchaser, incorporated by reference to the Schedule 13D.
(d)(D)	Share Purchase Agreement, dated as of May 18, 2007, among Purchaser and the Company, incorporated by reference to the Schedule 13D.

(d)(E)	Agreement and Plan of Merger, dated as of May 18, 2007, among Sun Pharmaceutical Industries, Inc., Sun Development Corporation I, Taro Development Corporation, Barrie Levitt and Daniel Moros, incorporated by reference to the Schedule 13D.
(d)(F)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Barrie Levitt.
(d)(G)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Daniel Moros.
(d)(H)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Tal Levitt.
(d)(I)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Taro Development Corporation.
(d)(J)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Morley and Company, Inc.
(d)(K)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Barrie Levitt.
(d)(L)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Daniel Moros.
(d)(M)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Tal Levitt.
(d)(N)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Jacob Levitt.
(d)(O)	Warrant, dated as of May 18, 2007, issued by the Company to Sun, incorporated by reference to the Schedule 13D.
(d)(P)	Warrant No. 2, dated as of August 1, 2007, issued by the Company to Sun, incorporated by reference to the Schedule 13D.
(d)(Q)	Registration Rights Agreement, dated as of May 18, 2007, between the Company and Purchaser, incorporated by reference to the Schedule 13D.
(d)(R)	Assignment and Assumption Agreement, dated as of June 24, 2008, between Purchaser and Sun, incorporated by reference to Schedule 13D.
(d)(S)	Irrevocable Trust Agreement, dated as of June 29, 2008, between Purchaser and Ubank Trust Company Ltd.
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2008

ALKALOIDA CHEMICAL COMPANY
EXCLUSIVE GROUP LTD.

By:	/s/ Harin Mehta
Name:     Mr. Harin Mehta

Title: Director

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2008

SUN PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Sudhir V. Valia
Name:     Mr. Sudhir V. Valia

Title: Director

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase dated June 30, 2008.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).
(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on June 30, 2008.
(a)(5)(B)	Text of Press Release issued by Sun on June 25, 2008, incorporated by reference to the Statement on Schedule 13D (including exhibits), originally filed on July 3, 2007 by Sun, Sun Pharma Global Inc. and Purchaser, with respect to the Ordinary Shares, par value NIS 0.0001 per share of the Company, with the U.S. Securities and Exchange Commission (the “Original Schedule 13D”); the Amendment No. 1 to the Original Schedule 13D, filed on July 25, 2007 (the “Amendment No. 1”); the Amendment No. 2 to the Original Schedule 13D, filed on August 2, 2007 (the “Amendment No. 2”); the Amendment No. 3 to the Original Schedule 13D, filed on February 19, 2008 (the “Amendment No. 3”); the Amendment No. 4 to the Original Schedule 13D, filed on May 29, 2008 (the “Amendment No. 4”); the Amendment No. 5 to the Original Schedule 13D, filed on June 5, 2008 (the “Amendment No. 5”); the Amendment No. 6 to the Original Schedule 13D, filed on June 24, 2008; the Amendment No. 7 to the Original Schedule 13D, filed on June 25, 2008 (the “Amendment No. 7”, together with the Original Schedule 13D, the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, the Amendment No. 5 and the Amendment No. 6, the “Schedule 13D”) and by reference to Statement on Schedule TO filed by Purchaser on June 25, 2008.
(a)(5)(C)	Text of Press Release issued by Purchaser on June 30, 2008.
(b)	Not applicable.
(d)(A)	Agreement of Merger, dated as of May 18, 2007, among Purchaser, Aditya Acquisition Company Ltd. and the Company, incorporated by reference to the Schedule 13D.
(d)(B)	Amendment No. 1 to Agreement of Merger, dated as of July 23, 2007, among Purchaser, Aditya Acquisition Company Ltd. and the Company, incorporated by reference to the Schedule 13D.
(d)(C)	Option Letter Agreement, dated as of May 18, 2007, among Taro Development Corporation, Barrie Levitt, Tal Levitt, Daniel Moros, Jacob Levitt and Purchaser, incorporated by reference to the Schedule 13D.
(d)(D)	Share Purchase Agreement, dated as of May 18, 2007, among Purchaser and the Company, incorporated by reference to the Schedule 13D.
(d)(E)	Agreement and Plan of Merger, dated as of May 18, 2007, among Sun Pharmaceutical Industries, Inc., Sun Development Corporation I, Taro Development Corporation, Barrie Levitt and Daniel Moros, incorporated by reference to the Schedule 13D.
(d)(F)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Barrie Levitt.
(d)(G)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Daniel Moros.
(d)(H)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Tal Levitt.
(d)(I)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Taro Development Corporation.
(d)(J)	Voting Agreement, dated as of May 18, 2007, between Purchaser and Morley and Company, Inc.
(d)(K)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Barrie Levitt.
(d)(L)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Daniel Moros.
(d)(M)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Tal Levitt.

Exhibit No.

(d)(N)	Voting Agreement, dated as of May 18, 2007, between Sun Pharmaceutical Industries, Inc. and Jacob Levitt.
(d)(O)	Warrant, dated as of May 18, 2007, issued by the Company to Sun, incorporated by reference to the Schedule 13D.
(d)(P)	Warrant No. 2, dated as of August 1, 2007, issued by the Company to Sun, incorporated by reference to the Schedule 13D.
(d)(Q)	Registration Rights Agreement, dated as of May 18, 2007, between the Company and Purchaser, incorporated by reference to the Schedule 13D.
(d)(R)	Assignment and Assumption Agreement, dated as of June 24, 2008, between Purchaser and Sun, incorporated by reference to Schedule 13D.
(d)(S)	Irrevocable Trust Agreement, dated as of June 29, 2008, between Purchaser and Ubank Trust Company Ltd.
(g)	Not applicable.
(h)	Not applicable.